Exhibit to Item 77H:

For RiverSource Disciplined International Equity Fund:

During the six-month period ended Oct. 31, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, RiverSource Income Builder funds, RiverSource Retirement Plus funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.